FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 2, 2005 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: February 2, 2005	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	February 2, 2005

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer

Asia Tel.	+886-2-8780-5489	email :	freddie_liu@aseglobal.com
US Contact: Clare Lin, Director
US Tel.	+1-408-986-6524	email :	clare_lin@aseglobal.com

 ASE Test Limited & Subsidiaries Announce Unaudited Fourth Quarter and Full
Year Results for the Period Ended December 31, 2004

Taipei, Taiwan, February 2, 2005 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101), the world’s largest independent provider of semiconductor testing services, today announced its fourth quarter diluted earnings of $0.02 per share under generally accepted accounting principles in the United States (US GAAP), compared with a diluted earnings of $0.08 per share in the year ago period and diluted earnings of $0.21 per share in the third quarter of 2004 (3Q04). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported fourth quarter diluted earnings of $0.01 per share, down from diluted earnings of $0.13 per share in the year ago period (4Q03) and down from diluted earnings of $0.19 per share in the third quarter of 2004. The Company’s fourth quarter net income amounted to $1.9 million under US GAAP and $1.0 million under ROC GAAP.

 In 2004, ASE Test Limited reported diluted earnings of $0.60 per share, up from diluted earnings of negative $0.04 per share in year 2003 under US GAAP. Under ROC GAAP, the company reported diluted earnings of $0.53 per share, up from diluted earnings of negative $0.04 per share in year 2003. The Company’s net income in 2004 amounted to $60.6 million under US GAAP and $52.9 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

RESULTS OF OPERATIONS

Revenues

Net revenues for the quarter totaled $148.1 million, up 18% from the year-ago period and down 9% from 3Q04. As a percentage of the company’s net revenues, testing revenues accounted for 59%, module assembly revenues accounted for 29%, and IC packaging revenues accounted for 12% during the quarter.

In the previous quarter, revenue contribution from testing, module assembly and IC packaging operations was 56%, 32% and 12%, respectively.

The Company’s top customers in 4Q04 included (in alphabetical order) Agilent Technologies, Altera, ATI Technologies, Atmel, Infineon Technologies, Legerity, Marvell, Philips, Qualcomm and VIA Technologies. Revenues from the Company’s top five customers accounted for 52% of total revenues in 4Q04, and one customer accounted for over 10%. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 50% of total revenues, down from 54% in 3Q04.

The following is the Company’s estimated end-market composition of revenues.

	4Q04	3Q04	4Q03
Communications	62%	63%	47%
Computers	21%	16%	25%
Consumer	13%	15%	22%
Industrial	1%	2%	3%
Other	3%	4%	3%

 Expenses

Cost of revenues (COR) in 4Q04 totaled $128 million, up 31% from 4Q03 and down 5% from 3Q04. Depreciation and amortization expenses of $39 million represented 26% of revenues in 4Q04, compared with $34 million (27% of revenues) in 4Q03 and $38 million (23% of revenues) in 3Q04. The increased depreciation and amortization expense was primarily due to the purchase of capital equipment. Equipment rental expenses of $11.4 million represented 8% of revenues in 4Q04, compared with $4.2 million (3% of revenues) in 4Q03 and $10.5 million (6% of revenues) in 3Q04. Gross margin for the quarter was 14%, down from 22% in the year-ago quarter and 18% in 3Q04. The gross margin for the testing operations was 20%, compared with 29% in 4Q03 and 3Q04. The gross margin for the module assembly operations was 8% in 4Q04, down from 15% in 4Q03 and flat with 3Q04. The gross margin for the IC packaging operations was negative 4% in 4Q04, compared with 8% in 4Q03 and negative 7% in 3Q04. Operating expenses (R&D and SG&A expenses) in 4Q04 totaled $18.5 million, down 2% from the year-ago period and down 5% from 3Q04. As a percentage of total revenues, operating expenses represented 13% of total revenues in 4Q04, down from 15% in the year-ago quarter and increased from 12% the previous quarter. Operating margin for the quarter was 1%, down from 8% in 4Q03 and down from 6 % in 3Q04.

 Net non-operating expense totaled $3.8 million in 4Q04, compared with non-operating income of $2.5 million in 4Q03 and non-operating income of $1.4 million in 3Q04. Net interest expense totaled $2.0 million in 4Q04, up from $1.5 million in 4Q03 and $1.7 million in 3Q04 due to increased leverage. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $0.4 million in 4Q04, compared with investment income of $5.0million in 4Q03 and $3.2 million in 3Q04. The decreased investment income was primarily attributed to ASE Korea’s reduced profitability as a result of foreign exchange loss.

Company-wide headcount at the end of 4Q04 totaled approximately 9,201, down from 9,422 employees at the end of 3Q04, with most of the reduction affecting contract workers in our Malaysian operation.

Earnings

Net income under US GAAP was $1.9 million in 4Q04, compared with $8.3 million in the year-ago period and net income of $20.6 million in 3Q04. Net income under ROC GAAP in 4Q04 was $1.0 million, versus a net income of $13.2 million in the year-ago period and net income of $18.6 million in 3Q04. The ROC GAAP to US GAAP reconciliation in 4Q04 primarily included a positive adjustment of $2.6 million related to goodwill amortization, a negative adjustment of $0.3 million for stock and cash compensation, and a negative adjustment of $1.3 million related to the value of ASE Inc. stock options granted to Company’s employees.

Diluted EPS in 4Q04 under US GAAP was $0.02, versus $0.08 a year ago and $0.21 in 3Q04. Diluted EPS under ROC GAAP amounted to $0.01, compared with earnings of $0.13 in 4Q03 and $0.19 in 3Q04.

Potential Asset Impairment

The new R.O.C. GAAP Statement No. 35 (effective January 1st, 2005) requires that fixed assets and goodwill be assessed for impairment when there is an indication for impairment. Impairment loss is measured as the difference by which the carrying book value is higher than the recoverable amount.

Statement No. 35 is applicable to the company as it has $52 million of goodwill attributable to its 100% acquisition of ISE Labs. The Company is in the process of evaluating whether or not this goodwill is impaired. A preliminary assessment has indicated that there may be an impairment of approximately $26.5 million. The Company expects to complete its assessment of the goodwill by the end of 1Q05. The company has elected to adopt this Statement in 4Q04.

If the impairment loss indicated by this preliminary assessment is determined to be correct, the 2004 net income and EPS would be $34.1 million and $0.34 under US GAAP, and $26.4 million and $0.26 under ROC GAAP.

 BUSINESS REVIEW

Testing Business

Testing revenues for the quarter, of $88.0 million, increased 10% from 4Q03 and decreased 4% from 3Q04.

Testing revenues breakdown by type of testing service is shown in the table below.

Testing Service	4Q04	3Q04
Final Test—Logic	61%	59%
Wafer Sort & Other	31%	33%
Engineering	5%	5%
Final Test—Memory	2%	2%
Hardware	1%	1%
Total Test	100%	100%

 Gross margin for the testing operations in 4Q04 was 20%, down from 29% in the year-ago quarter and the previous quarter. The sequential decrease in gross margin was primarily due to the increase of depreciation and equipment rental expenses.

The Company spent $19.3 million on testing equipment in 4Q04. A total of 32 testers were added by purchase, lease and consignment and 26 testers were disposed of. At the end of the period, the Company had a total of 959 testers, of which 771 testers were owned and leased and the rest were consigned.

 IC Packaging Business

IC packaging revenues for the quarter, at $17.5 million, decreased 30% from 4Q03 and 14% from 3Q04. IC packaging volume in total pin count declined by a double-digit percentage sequentially and average selling price was stable. IC packaging revenue breakdown by package type is as follows:

Package Type	4Q04	3Q04
Substrate & Advance Leadframe Packages	67%	64%
Traditional Leadframe Packages	33%	36%
Total Assembly	100%	100%

 Gross margin for the packaging operations in 4Q04 was negative 4%, down from 8% in 4Q03 and up from negative 7% in 3Q04. The sequential improvement in IC packaging gross margin was primarily due to reduced depreciation expense as a result of the reduction in wirebonders and reduced manufacturing overhead as a result of operational streamline.

 The Company spent $0.3 million on IC packaging equipment in 4Q04, mainly for maintenance. As of the end of the fourth quarter, the company operated a total of 441 wirebonders. A total of 81 wirebonders were transferred to other group companies that have higher demand for capacity addition.

Module Assembly Business

Module assembly revenues for the quarter were $42.7 million, representing an increase of 109% from 4Q03 and a decrease of 18% from 3Q04. Gross margin for the module assembly operations in 4Q04 decreased to 8% in 4Q04 from 15% in 4Q03 and remained unchanged from 3Q04. The Company spent $0.4 million on module assembly equipment in 4Q04, mainly for maintenance.

 BALANCE SHEET

At the end of the quarter, the Company had $59 million in cash and short-term investments and $133 million in unused lines of credit. Total debt was $383 million and comprised $110 million in short-term debt and $273 million in long-term debt. The Company’s debt maturity, as of the end of 4Q04, was as follows:

Amount ($ million)
Within the current year	110
During the second year	151
During the third year	91
During the fourth year	31
During the fifth year and thereafter	0

 CAPITAL EXPENDITURES

In 4Q04, the Company spent $20 million on fixed assets, including $19.3 million on testing equipment, $0.3 million on IC packaging equipment, and $0.4 million on module assembly equipment.

2004 FULL-YEAR RESULTS OF OPERATIONS

Revenues

The Company’s full year revenues totaled $621.8 million, an increase of 59% from $391.9 million in 2003. As a percentage of the company’s net revenues, testing revenues accounted for 55%, module assembly revenues accounted for 31%, and IC packaging revenues accounted for 14% during the year. One customer accounted for over 10% of revenues.

Expenses

Cost of revenues in 2004 totaled $514 million, up 60% from 2003, with a majority of the increase from purchases of raw materials and components for use in module assembly. Full year gross margin was 17%, unchanged from 2003.

Operating expenses in 2004 totaled $78 million, up 15% from 2003. Operating margin was positive 5% in 2004, up from 0% in 2003.

Net non-operating income totaled $2.7 million, compared with non-operating expense of $8.5 million in 2003. The change was primarily due to lower net interest expense and higher investment income from affiliated companies.

Earnings

Net income under US GAAP was $60.5 million in 2004, compared with a net loss of $3.5 million in 2003. The net income under ROC GAAP was $52.9 million, versus a net loss of $3.5 million in 2003.

Diluted EPS in 2004 under US GAAP was $0.60, versus negative $0.04 in 2003. Diluted EPS under ROC GAAP amounted to $0.53, compared with earnings of negative $0.04 in 2003.

CAPITAL EXPENDITURE

In 2004, the Company spent $186 million on fixed assets, including $157 million on test equipment, $19 million on IC packaging equipment, and $10 million on module assembly equipment. At the end of the year, the Company had a total of 959 testers and 441 wirebonders.

 BUSINESS OUTLOOK

The Company currently expects its revenues in the first quarter of 2005 to decline sequentially around 15%.

•	Testing revenues are expected to decline around 5% in the first quarter of 2005 from 4Q04.
•	IC packaging revenues are expected to decline by low-single-digit percentage in the first quarter of 2005 from 4Q04.
•	Module assembly revenues are expected to decline around 45% in the first quarter of 2005 from 4Q04.

 Assuming the above changes in revenue composition, the Company expects its gross margin in the first quarter of 2005 to be in high-single digit percentage.

In 2005, the Company expects to purchase or lease equipment with a value totaling less than $100 million. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Dec. 31, 2004	For the Three Months Ended Sep. 30, 2004	For the Three Months Ended Dec. 31, 2003
ROC GAAP:
Net revenues	148,129	163,520	125,926
Cost of revenues	127,624	134,666	97,707
Gross profit	20,505	28,854	28,219
Operating expense
R&D	5,436	5,527	5,922
SG&A	13,019	13,828	12,882
Subtotal	18,455	19,355	18,804
Operating income	2,050	9,499	9,415

Non-operating expense (income)
Interest income	(160)	(135)	(159)
Interest expense	2,210	1,864	1,620
Others	1,750	(3,157)	(4,000)
Subtotal	3,800	(1,428)	(2,539)
Income/(loss) before tax	(1,750)	10,927	11,954
Income tax benefit	(2,720)	(7,658)	(1,274)
Net income (ROC GAAP)	970	18,585	13,228
Net income (US GAAP)	1,889	20,568	8,310

Diluted EPS (ROC GAAP)	0.01	0.19	0.13
Diluted EPS (US GAAP)	0.02	0.21	0.08

Margin Analysis:
Gross margin	13.8%	17.6%	22.4%
Operating margin	1.4%	5.8%	7.5%
Net margin (ROC GAAP)	0.7%	11.4%	10.5%
Net margin (US GAAP)	1.3%	12.6%	6.6%

Additional Data:
Testing revenues	87,978	91,431	80,347
IC packaging revenues	17,522	20,403	25,178
Module assembly revenues	42,629	51,686	20,401
Shares outstanding	100,059,031	100,059,031	99,546,216
Shares used in diluted EPS calculation	100,069,019	100,059,031	100,454,223

	For the Year Ended Dec. 31, 2004	For the Year Ended Dec. 31, 2003
ROC GAAP:
Net revenues	621,844	$391,930
Cost of revenues	514,475	322,542
Gross profit	107,369	69,388
Operating expense
R&D	23,325	19,833
SG&A	54,991	48,384
Subtotal	78,316	68,217
Operating income	29,053	1,171

Non-operating expense (income)
Interest income	(635)	(923)
Interest expense	6,951	13,546
Others	(9,000)	(4,148)
Subtotal	(2,684)	8,475
Income/(loss) before tax and minority interest	31,737	(7,304)
Income tax benefit	(21,128)	(5,992)
Income before extraordinary loss	52,865	(1,312)
Extraordinary loss		2,203
Net income/(loss) (ROC GAAP)	52,865	$(3,515)
Net income/(loss) (US GAAP)	60,559	$(3,491)

Diluted EPS (ROC GAAP)	0.53	$(0.04)
Diluted EPS (US GAAP)	0.60	$(0.04)

Margin Analysis:
Gross margin	17.3%	17.7%
Operating margin	4.7%	0.3%
Net margin (ROC GAAP)	8.5%	-0.9%
Net margin (US GAAP)	9.7%	-0.9%

Additional Data:
Testing revenue	343,822	$257,490
IC packaging revenues	84,647	88,170
Module assembly revenues	193,375	46,270

Shares outstanding	100,059,031	99,546,216
Shares used in diluted EPS calculation	100,111,113	99,110,225

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Year Ended Dec. 31, 2004	For the Year Ended Dec. 31, 2003
Cash Flows From Operating Activities
Net income (loss)	52,865	$(3,515)
Adjustments
Depreciation and amortization	165,331	142,377
Accrued interest on convertible bonds	0	8,414
Investment income under equity method	(9,844)	(4,259)
Other	(18,312)	2,637
Changes in operating assets and liabilities	(37,774)	(10,989)
Net Cash Provided by Operating Activities	152,266	134,665

Cash Flows From Investing Activities
Acquisition of properties	(228,610)	(142,674)
Proceeds from sale of properties	28,671	5,646
Increase in long-term investments	(19,613)	(5,963)
Increase in short-term investments	(14,000)	(3,500)
Increase in other assets	(19,798)	(10,094)
Net Cash Used in Investing Activities	(253,350)	(156,585)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,488	3,354
Increase (decrease) in short-term borrowings	28,629	(8,365)
Increase in long-term debts	121,510	226,617
Repayments of long-term debts & capital lease obligations	(86,252)	(36,642)
Decrease in long-term bonds payable	0	(209,005)
Net Cash Provided by/(Used) in Financing Activities	69,375	(24,041)

Translation Adjustments	249	(1,918)

Net decrease in Cash and Cash Equivalents	(31,460)	(47,879)
Cash and Cash Equivalents, Beginning of Period	70,949	118,828
Cash and Cash Equivalents, End of Period	39,489	70,949

Interest paid	6,795	4,595
Income tax paid	243	0
Cash paid for acquisitions of properties
Purchase price	210,656	171,271
Decrease (Increase) in payable	17,954	(28,597)
	228,610	142,674

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec.31, 2004	Sep.30, 2004
Cash and cash equivalents	39,489	46,158
Short-term investments	20,000	5,000
Accounts receivable	103,457	137,662
Inventories	44,335	53,109
Other current assets	21,470	27,857
Total current assets	228,751	269,786

Long-term investments	133,699	132,952
Net fixed assets	635,847	626,970
Consolidated debits	52,112	54,638
Other assets	60,503	47,494
Total assets	1,110,912	1,131,840

Short-term borrowings	64,264	73,448
Accounts payable	28,665	49,764
Payable for fixed assets	33,478	67,016
Current portion of LT debt	45,740	35,899
Other current liabilities	29,745	27,231
Total current liabilities	201,892	253,358

Long-term debt	273,021	268,241
Other liabilities	8,665	8,533
Total liabilities	483,578	530,132
Shareholders’ equity	627,334	601,708
Total liabilities & shareholders’ equity	1,110,912	1,131,840

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.